Filed by Finward Bancorp pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Finward Bancorp

SEC File No.: 001-40999

Date: July 21, 2026

We know you’ve got questions.

Both organizations understand that many of you have questions about what this means for your individual roles and teams. The FAQs below will help provide clarity and will be updated as more information becomes available.

What does this announcement mean for me?

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We understand that this announcement regarding Peoples Bank joining First Financial Bank may raise questions about what the future holds for you, your team, and our organization. While we are still in the early stages of the integration process, our commitment to our employees, customers, and the communities we serve remains unchanged. As decisions are made and more information becomes available, we will communicate regularly to keep you informed and provide as much clarity as possible.

We are excited about the opportunities this partnership creates for our employees and the continued growth of the organization. At the same time, we recognize that change can bring uncertainty, and we are committed to being transparent throughout the process. We anticipate that you may have some immediate questions, and we hope this initial communication helps address some of them. We encourage you to continue sharing your questions, and we will provide updates as information becomes available.

How will I be impacted?

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For now, and in the immediate future, it will be business as usual for both Peoples Bank and First Financial Bank. Our primary focus remains providing exceptional service to our customers and supporting our employees while we work through the integration process. Until the transaction officially closes, both organizations will continue operating independently as they do today. The transaction is currently expected to close in the fourth quarter of 2026, subject to regulatory and shareholder approval.

As we move through the integration process, there will be opportunities to combine the strengths of both organizations. While we expect to create new opportunities for growth and development, there may also be areas where responsibilities overlap. In those instances, some positions could be affected and have addressed severance related to any reductions in force in the agreement. Any decisions regarding organizational structure or staffing will be made thoughtfully, carefully, and with fairness in mind. We understand that employees value clarity, and our goal is to communicate decisions and timelines as early as possible. Throughout this process, we are committed to keeping you informed and treating every employee with respect and transparency.

What will happen to my benefits or other employee programs?

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From now through closing, there will be no changes to any employee programs, including benefits, compensation programs, or PTO policies. As part of the transition, Peoples Bank employees will be introduced to the First Financial Bank associate programs, and will transition approximately January 1, 2027. We will communicate exact timing of those changes as soon as possible.

What is the timeline for combining the two Banks?

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We anticipate the transaction will close in late 2026.

What do I tell my customers about the new Bank/ new name?

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First Financial Bank is making a significant investment and commitment to the Northwest Indiana and Chicagoland market, including the recent acquisition of Chicago-based BankFinancial. The Peoples Bank name will be replaced with the First Financial Bank brand in 2027. Both Banks share a commitment to outstanding customer products, community involvement, and similar cultures, so customers will continue to receive great service. Customers can visit our FAQ sheet at ibankpeoples.com/first-financial-merger. To learn more about First Financial, visit Bankatfirst.com. As the two banks combine, you will receive advance notification of any changes.

Why is Peoples Bank doing this?

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We are electing to join First Financial Bank because it’s a strategic move that benefits the employees, customers, communities, and shareholders of both banks. By joining together, we will be able to offer a broader range of financial products and services, access new technology, and expand our capabilities in ways that were not previously possible.

What will happen to the Peoples Bank Leadership?

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For now, nothing is changing. Our leadership team will continue to lead the Bank through close, and who you report to does not change. Our leadership team is committed to the successful integration of these companies.

For internal use only

What do I tell my vendors about the new company?

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Vendors continue to be critical to our business and quality service. As we work through the transition phase, vendors will receive timely notification of any changes.

What is the process for submitting questions and receiving updates?

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To keep you as informed as possible, we will send our regular communications to help answer your questions. Please submit any questions you have to your manager or email them to Marketing@ibankpeoples.com. We will update you with the answers to your questions as decisions are made and as more information becomes available.

For internal use only

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this document constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the proposed transaction, including (i) regarding the outlook and expectations of First Financial and Finward, respectively, with respect to the proposed transaction, (ii) the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), (iii) the timing of the closing of the proposed transaction, and (iv) the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualifying words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of First Financial or Finward or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

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the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals, the approval by Finward’s shareholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against First Financial or Finward;

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the possibility that the anticipated benefits of the proposed transaction, including anticipated synergies and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Financial and Finward operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

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the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

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potential adverse reactions of First Financial’s or Finward’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the _nancial condition of First Financial or Finward;

•	changes in First Financial’s share price before closing;

•	risks relating to the potential dilutive effect of shares of First Financial’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	the ability to retain key employees, management personnel and other associates of First Financial and Finward following announcement or consummation of the proposed transaction;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks; and

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other factors that may affect future results of First Financial or Finward, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board, the Ohio Division of Financial Institutions, the Indiana Department of Financial Institutions, and any other state or federal legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause First Financial, Finward, or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm the results of First Financial, Finward, or the combined company.

Although each of First Financial and Finward believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of First Financial or Finward (as related to the proposed transaction) will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in each of First Financial’s and Finward’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2025, quarterly reports on Form 10-Q, and other documents subsequently filed by First Financial and Finward with the Securities Exchange Commission (“SEC”). The actual results anticipated for the proposed transaction or First Financial’s operations may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on First Financial, Finward or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. First Financial and Finward urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by First Financial and Finward. Forward-looking statements speak only as of the date they are made, and First Financial and Finward undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

For internal use only

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between First Financial and Finward. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or quali_cation under the securities laws of such jurisdiction.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, First Financial intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of First Financial common stock to be issued in connection with the proposed transaction. The Registration Statement will include a proxy statement of Finward and a prospectus of First Financial (the “Proxy Statement/Prospectus”), and First Financial and Finward may file with the SEC other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST FINANCIAL, FINWARD AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about First Financial and Finward, may be obtained, free of charge, at the SEC’s website (www.sec.gov) when they are filed. Copies of documents filed with the SEC by First Financial will be made available free of charge in the “Investor Relations” section of First Financial’s website, https://www.bankatfirst.com/about/investor-relations.html. Copies of documents filed with the SEC by Finward will be made available free of charge in the “Investor Relations” section of Finward’s website, https://www.investorrelations.ibankpeoples.com. The information on First Financial’s and Finward’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in Solicitation

Finward and its directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information concerning Finward’s participants is set forth in the Proxy Statement, dated April 3, 2026, for Finward’s 2026 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the participants in the solicitation of proxies in respect of the proposed transaction and interests of participants of Finward in the solicitation of proxies in respect of the Merger will be included in the Registration Statement and Proxy Statement/Prospectus to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

For internal use only